Exhibit 99.1

Equinor ASA: Notifiable trading

On behalf of Equinor (OSE: EQNR, NYSE: EQNR), DNB has on 14 June 2019 purchased 597,064 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 169.86 per share.

Before distribution to the employees, the Share saving plan has 8,612,263 shares.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act